EXHIBIT 99.1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company First Mining Gold Corp. (the “Company”) Suite 2070 1188 West Georgia St. Vancouver, British Columbia V6E 4A2

Item 2	Date of Material Change January 19, 2024

Item 3	News Release A news release announcing the material change was disseminated on January 9, 2024 through the facilities of CISION/Newswire and was subsequently filed on SEDAR+ at www.sedarplus.ca.

Item 4

Summary of Material Change

The Company announced that Mr. Jeffery Reinson has resigned as Chief Operating Officer of the Company, with his last day with the Company being January 19th, 2024. Effective January 19th, 2024, the Board of Directors of the Company has appointed James Maxwell as Vice President Exploration and Projects and an officer of the Company, and Steven Lines as Vice President Sustainability and an officer of the Company.

Item 5	Full Description of Material Change

Please refer to the Company’s news release dated January 9, 2024, which is attached as Schedule “A” to this Material Change Report.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102 Not Applicable.

Item 7	Omitted Information Not Applicable.

Item 8	Executive Officer For further information, please contact Lisa Peterson, CFO by telephone at (604) 639-8851.

Item 9	Date of Report January 9, 2024.

Schedule “A”

News Release

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NEWS RELEASE

First Mining Confirms New Area of Mineralization at Central Duparquet and Announces Management Changes

•	Exploration Between Central Duparquet and Dumico Resource Areas Returns 1.71 g/t Au over 8.9 m, Confirming Strike Continuity
•	Central Duparquet High Grade Zone Returns 2.73 g/t Au over 6.15 m, Unlocking Mineralization Potential at Depth

January 9, 2024 – Vancouver, Canada – First Mining Gold Corp. (“First Mining” or the “Company”) (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce the expansion of multiple gold zones from the drilling of key targets at the Duparquet Gold Project (“Duparquet Project” or the “Project”) located in Quebec, Canada. First Mining has completed 17 exploration drill holes totalling 6,966 m in its 2023 exploration drilling campaign which focused on initial drill testing of key targets across the project.

A new area of mineralization continuity was identified at Central Duparquet (“Valentre Target”) which returned 1.71 g/t Au over 8.9 m, including 5.11 g/t Au over 1 m, and 1.29 g/t Au over 7.6 m, including 3.3 g/t Au over 1.8 m in drill hole DUP23-006. This is an exciting target for First Mining as it demonstrates the potential continuity of mineralization between the Central Duparquet and the Dumico deposits that had never been drill tested prior to First Mining’s 2023 drilling campaign.

In addition, drilling at the CDHG Zone in the area of the historical Central Duparquet development returned 1.78 g/t Au over 4 m, 2.73 g/t Au over 6.15 m, including 6.98 g/t Au over 0.7 m, and including 10.6 g/t Au over 0.65 m, in drill hole DUP23-005. These results validate the resource wireframe and support the extension of a higher-grade zone with mineralization continuity at depth.

“These latest drill holes are building momentum in the untested upside potential that the Duparquet Gold Project has to offer,” stated Dan Wilton, CEO of First Mining. “With a positive PEA announced in September 2023 and continued success in our team’s exploration strategy, First Mining is continuing to demonstrate the resource growth potential at this critical strategic project in the centre of the prolific Abitibi Greenstone Belt.”

2023 Drilling Highlights:

Table 1:  Selected Significant Drill Intercept Results from Central Duparquet

Hole ID	From (m)	To (m)	Length (m)	Grade (Au g/t)	Target
DUP23-005	292	296	4	1.78	CDHG Zone
DUP23-005	306	312.15	6.15	2.73	CDHG Zone
DUP23-006	304.6	313.5	8.9	1.71	Valentre Target
DUP23-006	353.9	355.9	2	2.57	Valentre Target
DUP23-006	363.8	371.4	7.6	1.29	Valentre Target
DUP23-007	115	119.5	4.5	1.34	CDHG Zone Extension
DUP23-008	235	238	3	2.04	CDHG Zone
DUP23-008	243	254	11	2.83	CDHG Zone

*Reported intervals are drilled core lengths (true widths are estimated at 75-85% of the core length interval); assay values are uncut

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2023 Duparquet Drilling Program

First Mining commenced a foundational drilling program in May 2023 with a campaign that is focusing on the advancement of newly defined targets, as well as validating and expanding on resource growth and optimization opportunities.

Results returned from the exploration drill holes are continuing to demonstrate that this project has significant potential across the wholly-owned land tenure, through the confirmation of the new zones and targets at Central Duparquet, as well as the previously announced Buzz Zone (See September 5, 2023 news release).

Drilling at Central Duparquet focused on advancing geological characterization and the understanding of a higher grade trend (“CDHG Zone”) and testing its continuity at depth as well as drill testing a new target (“Valentre”) that could establish continuity between the Central Duparquet and Dumico resource pit designs as defined in the 2023 PEA (Figure 1).

Figure 1: Plan View of the Central Duparquet Targets in Relation to Resource Wireframes and Resource Pit Designs (Section in Figure 2)

The CDHG Zone includes drill holes DUP23-005, DUP23-007 and DUP23-008 which were drilled to test the steep easterly plunge of the Central Duparquet mineralization below the current resource pit design. An area of anomalous gold mineralization was identified over approximately 60 metres in drill hole DUP23-005 that included intersections of 1.78 g/t Au over 4.0 m and 2.73 g/t Au over 6.15 m, including 6.98 g/t Au over 0.7 m and 10.60 g/t Au over 0.65 m. Mineralization is hosted within both the syenite and at the contact with an argillitic unit, which may represent an affinity with a shear zone. Alteration includes areas of patchy chlorite and hematite, with limited sulphide mineralization occurring throughout.

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Drill hole DUP23-007 targeted and validated a depth extension of the CDHG Zone and returned 1.34 g/t Au over 4.5 m hosted within syenite, as well as 1.01 g/t Au over 3.8 m and 1.16 g/t Au over 5.1 m hosted within sheared and altered basalt units interbedded with syenites.

Drill hole DUP23-008 was focused on testing the extent of mineralization from surface and at depth, as well as the strike continuity of mineralization intercepted in DUP23-006, located 350 m to the east. Drill results for DUP23-008 returned 2.04 g/t Au over 3 m, and 2.83 g/t Au over 11 m, including 4.40 g/t Au over 3 m, and extends the mineralization which is hosted within a brecciated syenite-basalt contact with chlorite and silica alteration.

Drill holes DUP23-005, DUP23-007 and DUP23-008 were successful in confirming the depth extension of the current wireframes and interpolated block model to a depth of approximately 400 m below the surface, which supports further follow-up opportunities for unlocking higher-grade trends at depth (Figure 2).

Figure 2: Drilling results from holes DUP23-005, DUP23-007 and DUP23-008 confirm wireframe extension and unlock follow-up opportunities for higher-grade trends at depth (Section line illustrated in Figure 1).

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The Valentre target is located between the Central Duparquet and Dumico resource pit shells and focuses on the possible continuity of mineralization that was historically untested due to prior ownership boundaries. First Mining’s maiden hole at the Valentre target, DUP23-006, aimed to test an open exploration opportunity of 175 m between these resource areas. Significant gold mineralization was intersected in multiple intercepts along the length of DUP23-006, confirming a potential for continuity of the wireframes along strike in the area at a relatively shallow depth. The most significant intercept returned includes 2.07 g/t Au over 2.5 m located immediately to the northwest of the Dumico pit design, followed further down the hole by 1.82 g/t Au over 3.0 m. The host rock is syenite with silicification and local pyrite mineralization. The best intersection along strike and immediately below the wireframes from Central Duparquet included 1.71 g/t Au over 8.9 m, including 5.11 g/t Au over 1.0 m. This mineralization is typical of that which hosts the bulk of the current mineral resource located to the east of the Central Duparquet target, which includes a syenite-associated lath to megacrystic porphyry, with local units of gabbro. Drill hole DUP23-006 confirms that the mineralization is continuous and present in several horizons between the most easterly resource pit shells from the Duparquet Gold Project’s 2023 PEA (Figure 3).

Figure 3: Results from maiden drill hole DUP23-006 confirm extension of multiple zones of mineralization at the Valentre Target, located between the Central Duparquet and Dumico resource pit designs

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A total of 1,923 m of drilling was completed at the Central Duparquet Target in four holes. Significant assay results from the Central Duparquet target are reported in Table 2, and drill locations are provided in Table 3.

The drilling results returned from the Central Duparquet Target validate the existing resource model and support the delineation and advancement of higher-grade trends. Further drilling to demonstrate continuity along strike and at depth between the Central Duparquet and Dumico pit designs is recommended, as this area has the potential to holistically add meaningful ounces to the global Duparquet Gold Project (Figure 4).

Figure 4: Plan view highlighting drill holes DUP23-005, DUP23-006, DUP23-007 and DUP23-008 alongside previously drilled significant intercepts and the extent of known and potential mineralization at the Central Duparquet Target

“We are looking forward to further the assay results from our 2023 drilling campaign and launching into the next round of drill targeting for 2024, where the focus will be to further advance key targets identified through the 2023 campaign,” stated James Maxwell, First Mining’s Vice President of Exploration.

Table 2: Significant Drill Intercepts, Duparquet Gold Project

Hole ID		From (m)	To (m)	Length (m)	Grade (Au g/t)
DUP23-005		292	296	4	1.78
DUP23-005		306	312.15	6.15	2.73
DUP23-005	inc.	310.3	311	0.7	6.98
DUP23-005	and inc.	311.5	312.15	0.65	10.60
DUP23-006		79.5	82	2.5	2.07
DUP23-006	inc.	80	80.5	0.5	5.96
DUP23-006		118	121	3	1.82
DUP23-006		304.6	313.5	8.9	1.71
DUP23-006	inc.	305.5	306.5	1	5.11
DUP23-006		353.9	355.9	2	2.57
DUP23-006	inc.	353.9	354.9	1	4.72
DUP23-006		363.8	371.4	7.6	1.29
DUP23-006	inc.	369.6	371.4	1.8	3.33
DUP23-007		115	119.5	4.5	1.34
DUP23-007		161.5	165.3	3.8	1.01
DUP23-007		418.5	423.6	5.1	1.16
DUP23-008		235	238	3	2.04
DUP23-008		243	254	11	2.83
DUP23-008	inc.	250	253	3	4.40

*Reported intervals are drilled core lengths (true widths are estimated at 75-85% of the core length interval); assay values are uncut

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Table 3: Drill Hole Locations, Duparquet Gold Project

Hole ID	Azimuth (°)	Dip (°)	Length (m)	Easting	Northing
DUP23-005	175	-60	429	633087	5374078
DUP23-006	180	-45	459	633507	5374089
DUP23-007	180	-68	660	633153	5374095
DUP23-008	180	-45	375	633153	5374095

Note: Collar coordinates in UTM NAD 83 z17

2024 Duparquet Exploration Program Outlook

The 2023 drilling and field campaigns at the Duparquet Gold project have provided the First Mining exploration team with a strong foundational understanding of the geoscience, data gaps and opportunities for exploration advancement. The Company is aiming to complete its Phase 2 drilling campaign this winter while actively advancing the drilling strategy for an additional Phase 3 program alongside airborne geophysics and LiDAR survey programs in areas of opportunity for data resolution enhancement.

About the Duparquet Gold Project

The Duparquet Project is geologically situated in the southern part of the Abitibi Greenstone Belt and is geographically located approximately 50 km north of the city of Rouyn-Noranda. The Duparquet Project   totals ~5,800 hectares focused along an area of 19 kilometres of strike length along the prolific Destor-Porcupine Fault Zone, along with numerous mineralized splays and influential secondary lineaments. The Duparquet Project includes the past-producing Beattie, Donchester and Duquesne mines and as well as the Central Duparquet, Dumico and Pitt Gold deposits. In 2023, First Mining completed a positive Preliminary Economic Assessment (PEA) for the project that will guide phased optimization and advancement moving forward.

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Analytical Laboratory and QA/QC Procedures

All sampling completed by First Mining within its exploration programs is subject to a Company standard of internal quality control and quality assurance (QA/QC) programs which include the insertion of certified reference materials, blank materials and a level of duplicate analysis. Core samples from the 2023 drilling program at Duparquet were sent to AGAT Laboratories, with sample preparation in Val d’Or and analysis in Thunder Bay, where they were processed for gold analysis by 50 gram fire assay with an atomic absorption finish. Samples from selected holes were sent to AGAT Laboratories in Calgary, Alberta, for multi-element analysis (including silver) by inductively coupled plasma (ICP) method with a four acid digest. AGAT Laboratories systems conform to requirements of ISO/IEC Standard 17025 guidelines and meets assay requirements outlined for NI 43-101.

Senior Management Changes

Jeff Reinson, the Company’s Chief Operating Officer, will be leaving his role at First Mining effective January 19, 2024.  Following Mr. Reinson’s departure, James Maxwell will assume the role of Vice President, Exploration & Project Operations, reporting directly to the CEO, and will take overall responsibility for operations at Springpole, Duparquet and the Company’s other projects. In addition, Steve Lines will assume the role of Vice President, Sustainability, reporting directly to the CEO.

“We would like to thank Jeff for his service and contributions to First Mining,” stated Dan Wilton, CEO of First Mining.  “He has played a very important role in advancing our Springpole and Duparquet projects and we wish him well in his future endeavours.  We are also delighted to have James and Steve move into new roles that recognize their talent and leadership.  Over the past couple of years, James has demonstrated outstanding leadership, collaboration and team-building while driving a culture of safety and accountability while leading our exploration team, and Steve has done an outstanding job in driving the Springpole EA and community relations process and will continue to have a very important community-facing role in our advancement of Duparquet. We believe that this realignment both recognizes the talent we have in our organization today and streamlines our management structure, and that these changes leave us in a very good position to continue to make progress on our key strategic imperatives in 2024, which will ultimately allow the significant value in our strategic gold assets to be realized in the market.”

Qualified Person

Louis Martin, P.Geo., Senior Geologic Consultant of First Mining, is a “Qualified Person” for the purposes of NI 43-101 Standards of Disclosure for Mineral Projects, and has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a draft Environmental Impact Statement (“EIS”) for the project published in June 2022, and the Duparquet Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns the Cameron Gold Project in Ontario and a portfolio of gold project interests including the Pickle Crow Gold Project (being advanced in partnership with Firefly Metals Ltd.), the Hope Brook Gold Project (being advanced in partnership with Big Ridge Gold Corp.), and a large equity interest in Treasury Metals Inc.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

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ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton

Chief Executive Officer and Director

For further information, please contact:

Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com

Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “plans”, “projects”, “intends”, “estimates”, “envisages”, “potential”, “possible”, “strategy”, “goals”, “opportunities”, “objectives”, or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company’s business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company’s Annual Information Form for the year ended December 31, 2022 filed with the Canadian securities regulatory authorities under the Company’s SEDAR profile at www.sedar.com, and in the Company’s Annual Report on Form 40-F filed with the SEC on EDGAR.

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First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer’s material mineral projects.